AMPERICO CORP.
42 Rockwood Crescent,
Thornhill, ON, L4J 7T2
Canada.

November 9, 2012


United States
Securities and Exchange Commission
Washington, DC 20549

Re: Amperico Corp's - Registration Statement on Form S-1
    Filing No. 333-182728

Dear: Celeste M. Murphy

In response to your letter dated October 3, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

WE NOTE YOUR RESPONSE TO COMMENT 4 FROM OUR LETTER DATED AUGUST 13, 2012. WE CONTINUE TO BELIEVE THAT THE COMPANY IS A SHELL COMPANY AND HAS HAD NOMINAL OPERATIONS SINCE INCEPTION. THE OPERATIONS LISTED IN YOUR RESPONSE CONSTITUTE PREPARATORY MEASURES IN ORDER TO BEGIN DEVELOPMENT OF YOUR PRODUCTS, AS OPPOSED TO OPERATIONS. THEREFORE WE REISSUE OUR COMMENT. PLEASE PROMINENTLY DISCLOSE THAT THE COMPANY IS A SHELL COMPANY. IN ADDITION, PLEASE DISCUSS THE RESTRICTIONS IMPOSED ON SUCH COMPANIES, INCLUDING THE UNAVAILABILITY OF RULE 144 FOR RESALES.

Response: We have disclosed that the company is a shell company and that it is not able to use Rule 144 for resale.

RISK FACTORS, PAGE 7

WE HAVE THE POTENTIAL IMPACT OF "DO NO TRACK"..., PAGE 12

COMMENT: 2

WE REISSUE COMMENT 9 FROM OUR LETTER DATED AUGUST 13, 2012 IN PART. PLEASE DISCUSS THE POTENTIAL "DO NOT TRACK" PROPOSALS THAT YOU BELIEVE POSE THE MOST SIGNIFICANT RISK TO YOUR PROPOSED OPERATIONS.

Response: We do not believe that any of the current proposals pose a significant risk to our proposed operations. Current proposals affect collecting private information of users. Our Web Analyzing software doesn't track personal information like user location, user IP address, or any other user specific information (age, sex, race, etc). The application analyzes quality of the website by tracking areas of the webpage where users spent most of the time during visiting the website.

SELLING SHAREHOLDERS, PAGE 14

COMMENT: 3

WE NOTE YOUR RESPONSE TO COMMENT 13 FROM OUR LETTER DATED AUGUST 13, 2012. IT APPEARS THAT THE OFFERING BY THE SELLING STOCKHOLDERS IS AN INDIRECT PRIMARY OFFERING BY THE COMPANY. WE NOTE THAT THE SELLING STOCKHOLDERS PAID A NOMINAL PRICE FOR THE SECURITIES AND THE OFFERING PRICE IS ONLY SLIGHTLY HIGHER. IN ADDITION, ALTHOUGH THE PRIVATE PLACEMENTS FOR THE SHARES COVERED BY THE REGISTRATION STATEMENT CLOSED IN APRIL AND MAY 2012, RESPECTIVELY, YOU HAVE NOT UTILIZED THE FUNDS RAISED FROM THESE OFFERINGS TO PURSUE YOUR BUSINESS PLAN. MOREOVER, THE AMOUNT RAISED IN THESE PLACEMENTS WAS INSUFFICIENT TO FUND YOUR OPERATIONS OR EXECUTE ON YOUR BUSINESS PLAN OVER THE NEXT TWELVE MONTHS. THEREFORE, PLEASE FIX THE OFFERING PRICE OF THE SECURITIES FOR THE DURATION OF THE OFFERING AND IDENTIFY THE SELLING STOCKHOLDERS AS UNDERWRITERS ON THE PROSPECTUS COVER PAGE.

Response: We have complied with this comment: We fixed the offering price for the duration of the offering and identified the selling stock holders as underwriters.

EXHIBIT 23.1

COMMENT: 4

WE NOTE THAT THE CONSENT OF D. BROOKS AND ASSOCIATES CPA'S, P.A. IS STALE. PLEASE FILE A CURRENTLY DATED AND SIGNED CONSENT WITH YOUR NEXT AMENDMENT AND EACH SUBSEQUENT AMENDMENT.

Response: We have provided a currently dated and signed consent from our auditor.

Thank you.

Sincerely,


/s/ ALEX NORTON
-------------------------------
ALEX NORTON
Director